UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
AMENDMENT NO. 3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Plexus Corp.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1344447

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

55 Jewelers Park Drive, Neenah, Wisconsin	54957

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $.01 par value	The NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file numbers to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None
Not Applicable
(Title of Class)

This Amendment No. 3 is filed to update Item 1 to reflect developments relating to Plexus Corp.’s (“Plexus” or the “Registrant”) common stock, including the adoption of the Rights Agreement, dated as of August 28, 2008, between Plexus and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), the expiration of a prior shareholder rights plan, and various statutory changes.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered
     The class of securities registered is common stock, $.01 par value, of Plexus. The Plexus Restated Articles of Incorporation, as amended (the “Articles”), authorize Plexus to issue 200,000,000 shares of common stock and 5,000,000 shares of preferred stock, $.01 par value. The preferred stock may be issued in such series, and with such designations, as the Board of Directors may specify at the time of issuance. The Articles currently designate 2,000,000 of the preferred shares as Series B Junior Participating Preferred Stock.
     The following summary highlights selected information about our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Wisconsin law, as well as to our Articles and our Amended and Restated Bylaws, both of which are incorporated by reference as exhibits to this registration statement.
     The holders of Plexus common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all of the directors. The Articles do not provide for classification of the Board of Directors.
     Subject to any prior rights of holders of preferred stock, dividends may be paid to holders of common stock when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends. If Plexus is liquidated, dissolved or wound up, the holders of common stock will be entitled to receive their pro rata share of the assets of Plexus remaining after payment or provision for payment of its debts and other liabilities and the amount of any preferred stock liquidation preference.
     All of our issued and outstanding shares are fully paid and nonassessable. Former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (the “WBCL”) imposed personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006, and is not applicable to obligations incurred by Plexus on or after such date.
     The holders of common stock are not entitled to any preemptive, subscription, redemption or conversion rights. Each share of common stock is issued in tandem with a preferred share purchase right under the Rights Agreement. For a description of the preferred share purchase rights, see the information provided under the caption “Series B Junior Participating Preferred Stock and Preferred Share Purchase Rights” set forth below.

Series B Junior Participating Preferred Stock and Preferred Share Purchase Rights
     The description of Plexus’ Series B Junior Participating Preferred Stock and the preferred share purchase rights under the Rights Agreement set forth under Item 1 of the Form 8-A filed by Plexus with the Securities and Exchange Commission on August 29, 2008 (Commission File No. 001-14423), is incorporated herein by reference.
Certain Statutory Provisions
     The WBCL, under which Plexus is incorporated, contains certain provisions that may be important when considering the rights of holders of our capital stock. The description set forth below is a summary only. For complete information, we encourage you to review the applicable provisions of the WBCL.
     Business Combination Statute. Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:
•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; and

•	certain other transactions involving an interested shareholder.
     A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934 and that, as of the relevant date, satisfies any of the following:
•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.
The Registrant is a resident domestic corporation for purposes of these statutory provisions.

     An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.
     Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to that shareholder only if one or more of the following conditions is satisfied:
•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.
     Fair Price Statute. The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as Plexus, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:
•	the aggregate value of the per share consideration is equal to the highest of:
•	the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value per share of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and
•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.
     Control Share Voting Restrictions. Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. The Registrant’s Articles do not provide otherwise.
     Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:
•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.
     We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.
     Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties to Plexus and in determining what he or she believes to be in the best interests of Plexus, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

     The foregoing provisions of Wisconsin law and our Rights Agreement, our ability to issue additional shares of common stock and preferred stock without further shareholder approval (except as may be required by the NASDAQ Global Select Market corporate governance standards) and the ability of our Board of Directors to fix the designations of further classes of preferred stock (including the ability to issue preferred stock with substantial voting rights) could have the effect, among others, of discouraging take-over proposals for or impeding a business combination involving Plexus.
Item 2. Exhibits
     The exhibit index immediately following the signature page to this Amendment No. 3 to Form 8-A/A is incorporated herein by reference.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PLEXUS CORP.
Date: September 26, 2008	By:	/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Vice President, General Counsel and Secretary

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PLEXUS CORP.
FORM 8-A/A
AMENDMENT NO. 3
EXHIBIT INDEX

		Incorporated Herein	Filed
Exhibit	Description	by Reference To	Herewith

3.1(a)	Restated Articles of Incorporation of Plexus Corp., as amended and adopted March 7, 2001, and filed March 13, 2001.	Exhibit 3(i) to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (Commission File No. 000-14824).

3.1(b)	Articles of Amendment to the Restated Articles of Incorporation of Plexus Corp., dated August 28, 2008.	Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated as of August 28, 2008 (Commission File No. 000-14824).

3.2	Amended and Restated Bylaws of Plexus Corp., adopted February 13, 2008.	Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated as of February 13, 2008 (Commission File No. 000-14824).

4.1	Rights Agreement, dated as of August 28, 2008, between Plexus Corp. and American Stock Transfer & Trust Company, LLC, as Rights Agent.	Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A, filed on August 29, 2008 (Commission File No. 001-14423).

99.1	Description of Plexus’ Series B Junior Participating Preferred Stock and the preferred share purchase rights under the Rights Agreement, dated as of August 28, 2008, between Plexus and American Stock Transfer & Trust Company, LLC, as Rights Agent.	Item 1 to the Registrant’s Registration Statement on Form 8-A, filed on August 29, 2008 (Commission File No. 001-14423).

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